

August 8, 2012

<u>Via Email</u>
Mr. Edward J. Wehmer
President and Chief Executive Officer
Wintrust Financial Corporation
727 North Bank Lane
Lake Forest, Illinois 60045

        Re: **Wintrust Financial Corporation**
                    Form 10-K for Year Ended December 31, 2011
                    Filed February 29, 2012
                    Form 10-Q for Quarter Ended March 31, 2012
                    Filed May 9, 2012
                    File No. 001-35077

Dear Mr. Wehmer:

       We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                   Sincerely,

                                   /s/ John P. Nolan

                                   John P. Nolan
                                   Senior Assistant Chief Accountant

cc.   <u>Via Email</u>
       Ms. Lisa J. Pattis